UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2020

Commission File Number: 0001723069

Tiziana Life Sciences plc
(Exact Name of Registrant as Specified in Its Charter)

3rd Floor,

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed on April 10, 2020, Tiziana Life Sciences plc (the “Company”), entered into an ATM Sales Agreement (the “Offering Agreement”) with ThinkEquity, a division of Fordham Financial Management, Inc., as sales agent (“ThinkEquity”), pursuant to which the Company may offer and sell, from time to time through ThinkEquity American Depositary ADSs, each representing five (5) ordinary shares with a nominal value of £0.03 (the “ADSs”), having an aggregate offering price of up to $20 million.

The offering of ADSs pursuant to the Offering Agreement terminates upon the earliest of (a) the sale of all of the ADSs subject to the Offering Agreement, (b) the termination of the Offering Agreement by ThinkEquity or the Company, as permitted therein, or (c) June 11, 2020.

On June 9, 2020, the Company and ThinkEquity entered into an amendment to the Offering Agreement changing the date of termination of the Offering Agreement to July 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TIZIANA LIFE SCIENCES PLC

Dated: June 12, 2020	By:	/s/ Kunwar Shailubhai
Kunwar Shailubhai Chief Executive Officer